UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 25, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

Controlled Subsidiary Investment - Harbour Island Tampa JV LLC

On November 8, 2019, we directly acquired ownership of a “majority-owned subsidiary,” Harbour Island Tampa JV LLC (the “Harbour Island Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $4,000,000, which was the initial stated value of our equity interest in the Harbour Island Controlled Subsidiary (the “East Coast eREIT Harbour Island Investment”). The Harbour Island Controlled Subsidiary used the proceeds to acquire a single multifamily property totaling 340 units and approximately 347,000 rentable square feet located at 301 Harbour Place Dr, Tampa, FL 33602 (the “Harbour Island Property”). Details of the acquisition can be found here. An affiliate of our Sponsor concurrently acquired a $26,775,000 preferred equity interest in the Harbour Island Controlled Subsidiary (the “Income eREIT Harbour Island Investment”).

On February 25, 2021, the Harbour Island Controlled Subsidiary redeemed the East Coast eREIT Harbour Island Investment in full. The Harbour Island Controlled Subsidiary concurrently redeemed the Income eREIT Harbour Island Investment in full. Through efficient management and operations, the Harbour Island Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the East Coast eREIT Harbour Island Investment. The Harbour Island Controlled Subsidiary redeemed the East Coast eREIT Harbour Island Investment early to allow for more common equity to enter the capital stack. All preferred return payments were paid in full during the investment term, and the investment yielded an annualized rate of return of approximately 10.2%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: March 3, 2021